Exhibit 11.1  Calculation of Per Share Earnings

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2006 and 2005:

	2006	2005
Net income (loss)	$(316,662)	$129,188

Other comprehensive income (loss):
Foreign currency translation adjustment	19,432	(19,432)

Numerator for basic and diluted earning (loss) per share:
Net income (loss) applicable to common stockholders	(297,230)	109,756

Denominator for basic earnings (loss) per share:
Weighted average shares	8,897,808	8,000,000

Denominator for diluted earnings ( loss) per share:
Weighted average shares	8,897,808	8,000,000

Basic earnings (loss) per share	$(0.04)	$0.02

Diluted earnings (loss) per share	$(0.04)	$0.02